UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  November 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX




1.  Holding(s) in Company announcement dated 01 November, 2007
2.  Director/PDMR Shareholding announcement dated 02 November, 2007
3.  Repurchase and Cancellation announcement dated 05 November, 2007
4.  FRN Variable Rate Fix - Amendment announcement dated 06 November, 2007
5.  Director/PDMR Shareholding announcement dated 08 November, 2007
6.  Full Early Redemption announcement dated 8 November, 2007
7.  Publication of Prospectus announcement dated 09 November, 2007
8.  Full Early Redemption announcement dated 12 November, 2007
9.  Form 20-F Report announcement dated 12 November, 2007
10. Interim Report announcement dated 14 November, 2007
11. Form 6-K announcement dated 20 November, 2007
12. FRN Variable Rate Fix announcement dated 21 November, 2007
13. Repurchase announcement dated 22 November, 2007
14. Partial Repurchase announcement dated 22 November, 2007
15. Partial Repurchase announcement dated 22 November, 2007
16. Partial Repurchase announcement dated 22 November, 2007
17. Partial Repurchase announcement dated 23 November, 2007
18. FRN Variable Rate Fix announcement dated 27 November, 2007
19. Total Voting Rights announcement dated 30 November, 2007

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 3, 2007                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: December 3, 2007                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1


BARCLAYS PLC

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification:

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:

China Development Bank
Upper Chance Group Limited

4. Full name of shareholders(s) (if different from 3.):

Upper Chance Group Limited

5. Date of the transaction and date on which the threshold is crossed or reached:

31 October 2007 (being the date that Barclays PLC announced its Voting Rights and Capital for the month ending 31 October)

6. Date on which the issuer notified:

1 November 2007

7. Thresholds(s) that is/are crossed or reached:

Shareholding exceeding 3% threshold

8. Notified Details:

8. A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p (ISIN CODE: GB0031348658)

Situation previous to the Triggering transaction

Number of shares            Number of Voting Rights
201,388,889                 201,388,889

Resulting situation after the triggering transaction:

Number of shares     Number of Voting Rights     % of voting rights

Direct               Direct                      Direct
201,388,889          201,388,889                 3.0195%

8B: Financial Instruments

Type of financial      Expiration date        Number of         % of
instrument                                    voting rights     voting rights

N/a                    N/a                    N/a               N/a

TOTAL (A+B)

Number of voting rights         % of voting rights
201,388,889                     3.0195%

9.Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

China Development Bank
Upper Chance Group Limited

Proxy Voting:

10.Name of proxy holder:

Not disclosed

11.Number of voting rights proxy holder will cease to hold:

Not disclosed

12.Date on which proxy holder will cease to hold voting rights:

Not disclosed

13.Additional information:

Not disclosed


Contact name for enquiries:

Lawrence Dickinson
Company Secretary
020 7116 8099
1 November 2007

Exhibit No. 2


                                                                 2 November 2007

                                  Barclays PLC

 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)

On 2 November 2007 the following Director of Barclays PLC ("the Company") notified the Company that on 2 November 2007 he had purchased ordinary shares in the Company as follows:



DIRECTOR         BARCLAYS PLC PRICE PER SHARE            TOTAL            TOTAL
                       SHARES         (PENCE)       BENEFICIAL   NON-BENEFICIAL
                    PURCHASED                         INTEREST         INTEREST
                                                FOLLOWING THIS   FOLLOWING THIS
                                                  NOTIFICATION     NOTIFICATION
Frits Seegers        72,000           551.0          644,870                -
Frits Seegers        55,000           544.5          699,870                -


Exhibit No. 3


                          STOCK EXCHANGE ANNOUNCEMENT

                               Barclays Bank Plc
                                 (the "Issuer")

U.S.$20,000,000 Principal Protected Credit Portfolio-Linked (TC-1) due 2012,
                                 Series 2007-K
                                  (the "Note")


FOR IMMEDIATE RELEASE -  5 November 2007

RE: Repurchase and Cancellation of Listing

The Issuer wishes to announce that the Note of the Issuer was repurchased in full on 31 October 2007.

The Issuer has requested, and the Irish Stock Exchange has agreed to cancel the listing of Series 2007-K on the Official List and Main Market of the Irish Stock Exchange with effect from today, 5 November 2007.

J & E Davy                                   Aoife Colgan
Listing Agent                                + 353 1 614 8933

This announcement has been issued through the Companies Announcement Service of
                           The Irish Stock Exchange.

Exhibit No. 4


Barclays Bank PLC


                                 RATE FIX NOTICE

Issue Name:                      BARCLAYS BANK PLC
                                 GBP 200,000,000.00 Undated Floating Rate Primary
                                 Capital Notes Series 3
ISIN Code:                       XS0015014615
Interest Rate:                   6.950000%
Base Rate:                       6.250000%
Interest Period:                 31-Oct-07 to 31-Jan-08
Day Count Method:                Actual/365L
Number of Days in Period:        92
Payment Date:                    31-Jan-08

Denomination:                    Coupon:
-------------------------------  ------------------------------------------------
                     250,000.00  GBP                                     4,367.49


Exhibit No. 5

                                                                 8 November 2007

                                  Barclays PLC

 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)

Purchase of shares by a director

On 8 November 2007 the following Director of Barclays PLC ("the Company") notified the Company that on 7 November 2007 he had purchased ordinary shares in the Company as follows:


DIRECTOR    BARCLAYS PLC     PRICE PER SHARE             TOTAL             TOTAL
                  SHARES             (PENCE)        BENEFICIAL    NON-BENEFICIAL
               PURCHASED                              INTEREST          INTEREST
                                                FOLLOWING THIS    FOLLOWING THIS
                                                  NOTIFICATION      NOTIFICATION
Sir John
Sunderland        20,000               511.5            31,658                 -

Barclays Group Sharepurchase Plan

The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), an HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 7 November 2007 that it had on 7 November 2007 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following directors/Persons Discharging Managerial Responsibility (PDMRs):

Individual directors' Sharepurchase contributions can leave a residual cash amount. These amounts are kept by the Sharepurchase Administrator until there are sufficient funds to buy additional shares. This is done automatically in accordance with the Plan rules and the following purchases reflect this reinvestment:


DIRECTOR           BARCLAYS PLC  PRICE PER SHARE           TOTAL           TOTAL
                         SHARES          (PENCE)      BENEFICIAL  NON-BENEFICIAL
                      PURCHASED                         INTEREST        INTEREST
                                                  FOLLOWING THIS  FOLLOWING THIS
                                                    NOTIFICATION    NOTIFICATION

Mr Gary Hoffman               1           512.50         431,437               -
Mr John Varley                1           512.50         470,650               -

Exhibit No. 6


Barclays PLC

BARCLAYS - Series S-149 - ISIN XS0273567536 - Maturity Date 8 NOVEMBER 2007 - GBP 5,000,000

Please be advised that the following issue has been repurchased for GBP 5,000,000 on 8 NOVEMBER 2007.

The outstanding balance will therefore be ZERO.

Please amend your records accordingly.

Exhibit No. 7


Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:


Base Prospectus Supplement dated 8 November 2007 for the Barclays Bank PLC GBP30,000,000,000 Debt Issuance Programme


To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4182h_-2007-11-9.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 8


Barclays Bank PLC



   Barclays Bank Series 7919 ISIN XS0282350205 - Maturity Date 24 Jan 17 - O/S
                             Nominal USD 10,000,000

Please be advised that the above issue will be redeemed CALLED on 24 Oct 07

The outstanding balance will therefore be ZERO

Please amend your records accordingly.

Exhibit No. 9


Issuer: Barclays Plc, Barclays Bank Plc

Date: 12 November 2007

Re: Form 20-F Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of the fiscal year ended 31st December 2006

Listing Agent: J&E Davy
Telephone: 00353 1 614 8933

A COPY OF THE ABOVE ANNOUNCEMENT IS AVAILABLE FOR FOURTEEN BUSINESS DAYS FOLLOWING PUBLICATION, FROM THE COMPANY ANNOUNCEMENTS OFFICE, THE IRISH STOCK EXCHANGE, 28 ANGLESEA STREET, DUBLIN 2.


This announcement has been issued through the Companies Announcement Service of
                           The Irish Stock Exchange.

Exhibit No. 10


Issuer:  Barclays Plc


Date: 14 November 2007


Re: Interim Report for the period ended 30th June 2007


Listing Agent: J&E Davy
Telephone: 00353 1 614 8933



A COPY OF THE ABOVE ANNOUNCEMENT IS AVAILABLE FOR FOURTEEN BUSINESS DAYS FOLLOWING PUBLICATION, FROM THE COMPANY ANNOUNCEMENTS OFFICE, THE IRISH STOCK EXCHANGE, 28 ANGLESEA STREET, DUBLIN 2.



This announcement has been issued through the Companies Announcement Service of
                           The Irish Stock Exchange.

Exhibit No. 11


Barclays Plc, Barclays Bank Plc


20 November 2007


Re: Form 6-K for the month of 2nd August 2007


Listing Agent: J&E Davy
Telephone: 00353 1 614 8933


A COPY OF THE ABOVE ANNOUNCEMENT IS AVAILABLE FOR FOURTEEN BUSINESS DAYS FOLLOWING PUBLICATION, FROM THE COMPANY ANNOUNCEMENTS OFFICE, THE IRISH STOCK EXCHANGE, 28 ANGLESEA STREET, DUBLIN 2.


This announcement has been issued through the Companies Announcement Service of
                           The Irish Stock Exchange.

Exhibit No. 12


Barclays Bank Plc


Issue Name:               Barclays Bank Plc
                          USD 600,000,000 Junior Undated Floating Rate Notes

ISIN Code:                GB0000784164
Interest Rate:            5.062500%
Base Rate:                4.812500%
Interest Period:          16-Nov-07 to 16-May-08
Day Count Method:         Actual/360
Number of Days in Period: 182
Payment Date:             16-May-08

Denomination:             Coupon:
----------------          ----------------
        5,000.00          USD       127.97
       50,000.00          USD     1,279.70


Exhibit No. 13


Barclays Bank Plc



      BARCLAYS - Series 7199 ISIN XS0269320767 - Maturity Date 3 APRIL 2008
                                  EUR 7,706,000

Please be advised the following issue has been repurchased for EUR 50,000 on 14 NOVEMBER 2007

The outstanding balance will therefore be EUR 7,656,000

Please amend your records accordingly.

Exhibit No. 14


Barclays PLC

BARCLAYS - Series 7541- ISIN XS0274924876 -

                         Maturity Date 19 NOVEMBER 2007

                                 - EUR 3,000,000

Please be advised the following issue has been repurchased for EUR 2,000,000 on 19 NOVEMBER 2007.

The outstanding balance will therefore be EUR 1,000,000.

Exhibit No. 15


BARCLAYS BANK PLC



BARCLAYS - Series 7325 - ISIN XS0271073206 - Maturity Date 30 OCTOBER 2008 - USD
                                    9,500,000

Please be advised the following issue has been repurchased for USD 500,000 on 14 NOVEMBER 2007.

The outstanding balance will therefore be USD 9,000,000

Please amend your records accordingly.

Exhibit No. 16


Barclays Bank PLC



BARCLAYS - Series 6828 - ISIN XS0263490871 - Maturity Date 23 OCTOBER 2008 - EUR
                                    4,542,000

Please be advised the following issue has been repurchased for EUR 16,000 on 14 NOVEMBER 2007.

The outstanding balance will therefore be EUR 4,526,000

Please amend your records accordingly.

Exhibit No. 17



Barclays



BARCLAYS - Series 6690- ISIN XS0260981906 -

Maturity Date 19 NOVEMBER 2007

- EUR 3,000,000

Please be advised the following issue has been repurchased for EUR 2,000,000 on 12 NOVEMBER 2007.

The outstanding balance will therefore be EUR 1,000,000.

Exhibit No. 18


Barclays Bank PLC



              RATE FIX NOTICE

Issue Name:                      Barclays Bank Plc
                                 Series 151
                                 USD 1,500,000,000.00 Callable Floating Rate
                                 Subordinated Notes due 2015
ISIN Code:                       XS0213053910
Interest Rate:                   5.230000%
Base Rate:                       5.030000%
Interest Period:                 26-Nov-07 to 25-Feb-08
Day Count Method:                Actual/360
Number of Days in Period:        91
Payment Date:                    25-Feb-2008
Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
                       1,000.00  USD                    13.22
                      10,000.00  USD                    132.20
                     100,000.00  USD                    1,322.03


Exhibit No. 19

                                                                30 November 2007



                    Barclays PLC - Voting Rights and Capital


In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,622,191,084 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 26 November 2007. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,623,066,084.

The above figure (6,623,066,084) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.